

November 26, 2013

United State Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Accountant
100 F. Street, N.E.
Washington, DC 20549

Re:
Response to letter dated: October 31, 2013
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed January 15, 2013
File No. 000-53103

To Whom It May Concern:

Independent Film Development Corp.("IFDC") is writing you this formal request for a waiver of financial reporting and disclosure requirements in response to an initial letter addressed to Ms. Boulds, Chief Financial Officer of IFDC, dated September 9, 2013, from David R. Humphrey (the "Letter"). The Letter demands that IFDC file an amendment to its Form 10-K for the fiscal year ended September 30, 2012 (the "10-K"). The Letter incorrectly states that the 10-K includes financial statements that were audited by Randall Gruber ("PRIOR AUDITOR").

This is based on the fact that Randall Gruber is no longer registered with the Public Company Accounting Oversight Board (the "PCAOB") and, therefore, IFDC may not include Randall Gruber's audit report or consents in its filings with the Commission.

On September 18, 2013, IFDC sent a response to the Letter (the "Response"), in which IFDC attempted to clarify the following:

1. While the financial statements for the period from inception (September 14, 2007) through September 31, 2010 had, at one point, been audited by Randall Gruber, the 10-K clearly discloses that such financial statements, as included therein, were unaudited. Therefore, the initial sentence in the Letter is false. Such financial statements can be designated as unaudited based on the fact that financial statements for the period from inception need not be audited pursuant to § 210.8-03 of Regulation S-X.

2. No audit report or consent from Randall Gruber is included in IFDC's 10-K. Initially, Randall Gruber audited a year that IFDC was required to include in the 10-K. However, as instructed in the Letter, IFDC had the financial statements of such year re-audited by IFDC's new independent public accountant, M&K CPAs, PLLC. Such re-audit was included in the 10-K, as filed.

Independent Film Development Corporation
9107 Wilshire Boulevard – Suite 450
Beverly Hills, CA 90210
http://www.indyfilmcorp.com



3. Randall Gruber notified the Company that it was not going to stand for re-election as its independent auditor back in July 2011. This is a significant period of time prior to the PCAOB's revocation of Randall Gruber's registration. Randall Gruber's declination to stand for re-election occurred two years prior to the revocation of its license. This was disclosed in a Form 8-K filed on July 27, 2011 (the "8-K"). At that point, the PCAOB had yet to revoke Randall Gruber's registration. The omission of such fact from the 10-K cannot reasonably be perceived as misleading. IFDC is willing to amend the 8-K to indicate that the PCAOB has revoked the registration of our prior auditor, Randall Gruber, in order to fully provide the information that Item 304 of Regulation S-K requires. Such amendment should alleviate any question whether IFDC's disclosure is misleading.

The Response clearly stated that IFDC acknowledged that it is responsible for the adequacy and accuracy of the disclosure. Furthermore, IFDC acknowledged that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Also in the Response, IFDC hereby acknowledged that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Although IFDC firmly believes (i) the Response adequately and accurately addressed the concerns found in the Letter, (ii) the 10-K clearly includes no audit reports or consents from Randall Gruber and (iii) the 8-K disclosed the termination of our relationship with Randall Gruber nearly two years ago, Kristin Shifflett informed IFDC that we must have the financial statements for the period from inception re-audited and an amendment to the 10-K filed.

This is despite the fact that the financial reporting and disclosure requirements applicable to the 10-K do not require that such financial statements be audited. Additionally, IFDC is aware of other issuers facing similar situations, including Mine Clearing Corp., who were not required to have their financial statements from inception re-audited, despite the fact that they included years originally audited by an auditor who also had their PCAOB registration revoked.

There was no specific reason given to IFDC for such an inequitable and onerous requirement. No rationale was given, nor can IFDC surmise a reasonable reason for this capricious demand.

In the event IFDC is required to have its financial statements from inception re-audited and the 10-K amended, IFDC's ability to continue as a going concern will be irreparably crippled. IFDC is already in a precarious financial position. The costs of having its financial statements from inception re-audited would undoubtedly force IFDC to cease operations.

Therefore, our shareholders would lose all the value of the stock they hold based on (i) the unrelated actions of Randall Gruber and (ii) IFDC being forced to include information in its 10-K that is beyond the scope of the requirements found in Regulation S-K and, apparently, not being required of other similar smaller reporting companies.

Based on the aforementioned, IFDC respectfully requests that a waiver be issued, relieving IFDC of the asserted requirement that its financial statements from inception be re-audited and that an amended 10-K be filed therewith. As previously mentioned, the enforcement of such requirement would cause IFDC and its shareholders unreasonable cost and harm.

Independent Film Development Corporation
9107 Wilshire Boulevard – Suite 450
Beverly Hills, CA 90210
http://www.indyfilmcorp.com



INDEPENDENT
Film Development Corporation

Please direct any questions or comments regarding this matter to the undersigned at 801-230-3945. By mail at 6371 S Glen Oaks Street, Murray, UT 84107

Very Truly Yours

Rachel Boulds

/s/ Rachel Boulds
Chief Financial Officer

Independent Film Development Corporation
9107 Wilshire Boulevard – Suite 450
Beverly Hills, CA 90210
http://www.indyfilmcorp.com